Exhibit 99.1

Statement of Sundial Growers Inc. regarding receipt of letter from Nasdaq concerning non-compliance with Nasdaq’s minimum bid price requirement.

Sundial Growers Inc. (the “Company”) was notified on May 25, 2021 by the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that the closing bid price of the Company’s common shares for the last 30 consecutive business days from April 12, 2021 to May 24, 2021 did not meet the minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on Nasdaq and the Company has until November 22, 2021 to regain compliance with the Minimum Bid Price Requirement. The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.